August 1, 2005

MELLON FUNDS TRUST — MELLON BOND FUND

Supplement to Prospectus dated December 31, 2004

The following information supplements and supersedes any contrary information contained in the section of the Trust's Prospectus entitled "Management":

John F. Flahive, CFA, has been a portfolio manager of the Mellon National Intermediate Municipal Bond Fund and Mellon Pennsylvania Intermediate Municipal Bond since their inception in October 2000, of the Mellon Massachusetts Intermediate Municipal Bond Fund since its inception in September 2002 and of the Mellon Bond Fund since August 2005 and a portfolio manager at Dreyfus since November 1994. Mr. Flahive is also first vice president of Mellon Trust of New England, N.A., an affiliate of Dreyfus, which he joined in October 1994.

The references concerning Eric N. Gutterson in the section entitled "Management" are deleted because he is no longer the portfolio manager of Mellon Bond Fund.

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